UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-dearo, Youngdungpo-gu, Seoul 07336, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No X

Decision on Transfer of Business (Material Business Matters of Subsidiary)

This Report of Foreign Private Issuer on Form 6-K is furnished by LG Display Co., Ltd. (the “Company”) to report on the material business matters of its subsidiary, LG Display Nanjing Co., Ltd. (the “Subsidiary”), regarding a decision on transfer of business.

1.
Business to be transferred: Automotive display LCD module business
2.
Details of business to be transferred: Transfer of automotive display LCD module business unit
3.
Transfer price (KRW): 104,109,530,000
4.
Purpose of transfer: Business structure upgrade and revenue structure enhancement
5.
Scheduled transfer date: July 30, 2026
6.
Transferee: Top Run Total Solution (Nanjing) Co., Ltd.
- Relationship to company: Not applicable
7.
Effects of transfer: To improve enterprise-wide operational efficiency by transferring and outsourcing the in-house production of automotive display LCD module business
8.
Details of appraisal rights: Not applicable
9.
Scheduled date of shareholders’ meeting: Not applicable
10.
Date of board resolution (decision date): February 9, 2026
11.
Matters related to the Fair Trade Commission: Not applicable
12.
Plans for future corporate restructuring: As of the date of this report, no definitive decisions have been made.
13.
Other matters to be factored into investment decisions
a) The transfer price set forth in Item 3 above is based on the bid amount submitted by the purchaser, calculated using the appraised value of the tangible assets to be transferred as of December 31, 2024. Additional settlement regarding other assets and liabilities is expected to take place on the scheduled transfer date; therefore, the final transfer price may be subject to further adjustment.
Furthermore, the price has been translated from CNY 491,500,000 to KRW at the initial exchange rate in effect on February 9, 2026 (CNY 1 to KRW 211.82).
b) The scheduled transfer date set forth in Item 5 is the date agreed upon by both companies, and any changes will be disclosed through amendment.
c) The date of board resolution set forth in Item 10 above is the execution date of the transfer agreement.
d) The amount of total assets of the Subsidiary and consolidated total assets of the Company set forth below are based on the Company’s audited consolidated financial statements as of December 31, 2024, prepared in accordance with Korean International Financial Reporting Standards.

[Details of Subsidiary]

Name of Subsidiary	LG Display Nanjing Co., Ltd.
- Representative	Suk Myung Su
- Main business	Production of Display Module
Total assets of Subsidiary (KRW)	3,188,176,326,124
Consolidated total assets of Company (KRW)	32,859,565,603,472
Ratio to consolidated total assets of Company (%)	9.7%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: February 9, 2026 By: /s/ Kyu Dong Kim

(Signature)

Name: Kyu Dong Kim

Title: Vice President, Finance &

Risk Management Division